Exhibit 99.1

TransCanada PipeLines Limited

6.125% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

6.375% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

Debt Securities

Underwriting Agreement

Calgary, Alberta

April 14, 2026

Citigroup Global Markets Inc.

Barclays Capital Inc.

Mizuho Securities USA LLC

As Representatives of the several

Underwriters named in Schedule II hereto

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

and

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

and

c/o Mizuho Securities USA LLC

1271 Avenue of the Americas

New York, NY 10020

Ladies and Gentlemen:

TransCanada PipeLines Limited, a corporation organized under the laws of Canada (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the principal amount of its securities identified in Schedule I hereto (the “Securities”), to be issued (the “Offering”) under an amended and restated subordinated debt indenture dated as of November 30, 2000 (the “Base Indenture”), between Computershare Trust Company, N.A. (as successor to The Bank of Nova Scotia Trust Company of New York), as trustee (the “Trustee”) and the Company as supplemented by a Fourth Supplemental Indenture (the “Fourth Supplemental Indenture”) to be dated as of the Closing Date (as defined below), among the Company, the Trustee and, with respect to certain provisions thereof, TC Energy Corporation (“TC Energy”)

(the Base Indenture, as supplemented by the Fourth Supplemental Indenture, the “Indenture”). To the extent there are no additional Underwriters listed on Schedule II other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Any reference herein to the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed under the Exchange Act or pursuant to Alberta Securities Law on or before the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Alberta Securities Law after the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 23 hereof.

1. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1 that:

(a) Shelf Procedure Eligibility. The Company meets the eligibility requirements to use the Shelf Procedures and to file a short form prospectus with the Reviewing Authority; a final short form shelf prospectus has been filed with the Reviewing Authority and the Company has informed the Reviewing Authority that it is the principal jurisdiction regulating the offering of the Securities; a receipt has been obtained from the Reviewing Authority in respect of such short form shelf prospectus and any amendment thereto; no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has, to the best of the Company’s knowledge, been initiated or threatened by the Reviewing Authority;

(b) Registration Requirement Compliance. The Company meets the general eligibility requirements for use of Form F-10 under the Act, has filed a registration statement on Form F-10 (File No. 333-283633) in respect of debt securities of the Company and an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of such registration statement with the Commission and has caused the Trustee to prepare and file with the Commission a Statement of Eligibility and Qualification on Form T-1 (the “Form T-1”); such registration statement and any post-effective amendment thereto, in each case including the Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), each in the form heretofore delivered or to be delivered to the Representatives, including exhibits to such registration statement and any documents incorporated by reference in the prospectus contained therein, for delivery by them to each of the other Underwriters, became effective under the Act in such form; no other document with respect to such registration statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission and no other document incorporated by reference in the prospectus contained therein has heretofore been filed with the Reviewing Authority, except for any documents filed with the

Commission or the Reviewing Authority subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives for delivery by them to each of the other Underwriters; no stop order suspending the effectiveness of such registration statement has been issued and, to the Company’s knowledge, no proceeding for that purpose has been initiated or threatened by the Commission; the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective but excluding the Form T-1 of the Trustee, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Securities that is filed with the Commission and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement”; the prospectus dated December 5, 2024 relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the Initial Sale Time, being hereinafter called the “U.S. Basic Prospectus”; with respect to the Securities, “U.S. Final Prospectus” means the U.S. Basic Prospectus together with the first prospectus supplement containing pricing information with respect to the Securities relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L. of Form F-10; and “Canadian Final Prospectus” means the Basic Prospectus as amended or supplemented prior to the Initial Sale Time, until such time after the Initial Sale Time as the first prospectus supplement containing pricing information with respect to the Securities relating to the offering of the Securities is filed with the Reviewing Authority, at which time “Canadian Final Prospectus” shall mean the Basic Prospectus including such supplement; any reference herein to any U.S. Basic Prospectus, Basic Prospectus, Preliminary Final Prospectus, Canadian Final Prospectus or U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of such U.S. Basic Prospectus, Basic Prospectus, Preliminary Final Prospectus, Canadian Final Prospectus or U.S. Final Prospectus, as the case may be; any reference to any amendment or supplement to any U.S. Basic Prospectus, Basic Prospectus, Preliminary Final Prospectus, Canadian Final Prospectus or U.S. Final Prospectus shall be deemed to refer to and include any documents filed as of the date of such amendment or supplement under Alberta Securities Law or the Exchange Act, as the case may be, and incorporated by reference in such amendment or supplement;

(c) Incorporated Documents. The Canadian Documents, when they were filed with the Reviewing Authority and incorporated by reference into the Canadian Final Prospectus, conformed in all material respects to the requirements of Alberta Securities Law, the documents included or incorporated by reference in the Registration Statement, any Preliminary Final Prospectus and the U.S. Final Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to any applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder and any further documents so filed and incorporated by reference in the Canadian Final Prospectus, any Preliminary Final Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Reviewing Authority or the Commission, will conform in all material respects to the requirements of Alberta Securities Law, or the Exchange Act, as applicable;

(d) Disclosure Conformity. On the Effective Date the Registration Statement did, and on the date it was first filed and on the Closing Date, the U.S. Basic Prospectus and the U.S. Final Prospectus did and will conform in all material respects with the Act and the Trust

Indenture Act and the rules and regulations of the Commission under both the Act and the Trust Indenture Act; on the date each was first filed, the Basic Prospectus did and the Canadian Final Prospectus will, and on the Closing Date each will, conform in all material respects with the applicable requirements of Alberta Securities Law; the Registration Statement, as of the Effective Date and at the Initial Sale Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the Basic Prospectus as of its date and at the Initial Sale Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Final Prospectus and the U.S. Final Prospectus will not, as of their dates and as of the Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus, or to the Form T-1 of the Trustee;

(e) Disclosure Package. As of 3:00 p.m. (Eastern time) on the date of this Agreement (the “Initial Sale Time”) and as of the Closing Date, (i) the Disclosure Package and (ii) each electronic roadshow, if any, listed in Schedule IV hereto (the “Roadshows”), when taken together as a whole with the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package and the Roadshows made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein;

(f) Company not Ineligible Issuer. At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer. The Representatives have notified the Company of the earliest time that an offering participant made a bona fide offer of the Securities;

(g) Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from such Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein;

(h) Company Good Standing. The Company has been duly incorporated and is validly existing as a corporation under the laws of Canada with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole;

(i) Subsidiary Good Standing. Each of the Company’s Significant Subsidiaries has been duly incorporated or organized, is validly existing as a corporation, a limited liability company or a limited partnership, as the case may be, in good standing under the laws of the respective jurisdiction of its incorporation or organization, has the corporate, limited liability company or limited partnership power and authority to own its property and to conduct its business as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus (or as presently conducted, if not so described therein) and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries taken as a whole. Other than the Significant Subsidiaries, each of the other subsidiaries of the Company did not have, as of December 31, 2025, total assets in excess of 10% of the consolidated assets of the Company and its subsidiaries as at that date. In making this determination, any subsidiary acquired after December 31, 2025 shall be deemed to have been acquired as of such date;

(j) Existing Instruments. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the headings “Certain Income Tax Considerations”, “Description of Debt Securities” and “Description of the Notes” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings, subject to specific assumptions, limitations and qualifications stated or referred to therein and applicable thereto;

(k) Agreement, Securities and Indenture Authorization. The Company has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by or on behalf of the Company; the Securities have been duly authorized and, when the Securities are issued, authenticated and delivered pursuant to this Agreement and the Indenture, such Securities will have been duly executed, issued and delivered and, upon payment for the Securities by the Representatives to the Company, will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); the Company has full corporate power and authority to execute and deliver the Fourth Supplemental Indenture and the Securities, and perform its obligations under the Indenture and the Securities; the Base Indenture, which is incorporated by reference as an exhibit to the Registration Statement, has been duly authorized, the Fourth Supplemental Indenture has been duly authorized, the Indenture has been duly qualified under the Trust Indenture Act and the Base Indenture has been and the Fourth Supplemental Indenture, when the Securities are issued and delivered pursuant to this Agreement, will have been, duly executed and delivered by the Company; this Agreement and the Base Indenture constitute, and the Fourth Supplemental Indenture, assuming the due execution and delivery by the Trustee and TC Energy, will constitute valid and legally binding instruments, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder; and the Base Indenture conforms, and the Fourth Supplemental Indenture and the Securities will conform, in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus with respect to such Securities;

(l) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder;

(m) Passive Foreign Investment Company. The Company was not a “passive foreign investment company” as defined in Section 1297 of the Internal Revenue Code of 1986, as amended (a “PFIC”), for its taxable year ended December 31, 2025, and it does not expect to be a PFIC for its taxable year ended December 31, 2026 or for future taxable years during the term of the Securities;

(n) Governmental Authorization and Absence of Further Requirements. No Governmental Authorizations are required in connection with the transactions contemplated herein, except such as have been obtained under the Act, Canadian Securities Laws, the Canada Business Corporations Act, the Trust Indenture Act, and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus; except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Company and its subsidiaries possess all Governmental Authorizations necessary to conduct their respective businesses except where the failure to possess such Governmental Authorizations would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(o) Material Changes. Since the respective dates as of which information is given in the Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, except as may otherwise be stated in or contemplated by the Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, there has been no material adverse change, actual or to the knowledge of the Company, pending, in the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business;

(p) No Default and Conflict Absence. Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated will conflict with or result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Significant Subsidiaries pursuant to (i) the articles, charter, by-laws, certificate of formation, limited liability agreement, partnership agreement or other formation, constating or organizational documents, as the case may be, of the Company or any of its Significant Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Significant Subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its Significant Subsidiaries of any Governmental Authority, except, in the case of (ii) or (iii), such breaches, violations, liens, charges or encumbrances as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole; except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, neither the Company nor any Significant Subsidiary is in violation or default of (i) any provision of its respective articles, charter, bylaws, certificate of formation, limited liability agreement, partnership agreement or other formation, constating or organizational documents, as the case may be, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any Governmental Authority, except, in the case of (ii) or (iii) such violation or default as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole;

(q) TC Energy Financial Statements. The consolidated historical financial statements of TC Energy included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement (i) present fairly in all material respects the financial condition, results of operations and cash flows of TC Energy and, other than in respect of TC Energy’s holding of equity securities of the Company and in respect of amounts outstanding under inter-affiliate lending agreements, the Company as of the dates and for the periods indicated, (ii) comply as to form with the applicable accounting requirements of the Act and Alberta Securities Law, and (iii) have been prepared in conformity with U.S. generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement fairly present, on the basis stated under such caption in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement, the information included therein;

(r) Proceedings Absence. Except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, no action, suit or proceeding by or before any Governmental Authority involving the Company or any of its subsidiaries or its or their property is pending or, to the best of the Company’s knowledge, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(s) Ownership of Property. Each of the Company and each of its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted, except such as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole;

(t) Independent Accountants. KPMG LLP, who have certified certain financial statements of TC Energy and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, are independent chartered accountants with respect to TC Energy and the Company within the meaning of Alberta Securities Law and independent public accountants within the meaning of the Act and the applicable published rules and regulations thereunder;

(u) Market Stabilization. The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Alberta Securities Law, or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities;

(v) Environmental Law Compliance. Except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Company and its subsidiaries are (i) in substantial compliance with Environmental Laws, (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business. Except as set forth in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, neither the Company nor any of the Company’s subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation except as would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole; and

(w) Officers’ Certificates. Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2. Representations and Warranties of TC Energy. TC Energy represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 2 that:

(a) Governmental Authorization and Absence of Further Requirements. No consent, authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required by or with respect to TC Energy for the due execution, delivery and performance by TC Energy of this Agreement and the Fourth Supplemental Indenture, except for consents, authorizations, approvals, notices or filings that have been obtained or made or will be made or obtained on or prior to the Closing Date;

(b) Agreement and Indenture Authorization. TC Energy has the necessary corporate power and authority to enter into this Agreement and the Fourth Supplemental Indenture, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by TC Energy of this Agreement and the Fourth Supplemental Indenture, the performance by TC Energy of its obligations hereunder and thereunder and the consummation by TC Energy of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of TC Energy. This Agreement has been duly executed and delivered by TC Energy, and when the Fourth Supplemental Indenture has been executed and delivered by TC Energy the Fourth Supplemental Indenture will constitute, assuming due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of TC Energy, enforceable against TC Energy in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); and

(c) No Default and Conflict Absence. None of the execution, delivery and performance by TC Energy of this Agreement and Fourth Supplemental Indenture or the consummation of any other of the transactions herein and therein contemplated will (x) violate any provision of the restated articles of incorporation or by-laws of TC Energy; (y) violate any law or governmental order applicable to TC Energy; or (z) result in any breach or violation of, or constitute a default under, any indenture, mortgage, deed of trust or other material agreement or instrument to which TC Energy is a party or by which it is bound or to which any property, right or asset of TC Energy is subject, except, in the case of clauses (y) and (z), as would not have a material adverse effect on (i) the condition (financial or otherwise), earnings, business or properties of TC Energy and its subsidiaries, taken as a whole, or (ii) the ability of TC Energy to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Fourth Supplemental Indenture.

3. Purchase and Sale.

(a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the applicable purchase price set forth in Schedule I hereto the principal amount of the respective Securities set forth opposite such Underwriter’s name in Schedule II hereto.

(b) Each Underwriter agrees, severally and not jointly, that it will not, to the best of its knowledge, after reasonable inquiry, distribute the Securities to a purchaser resident in Canada. Each Underwriter represents, severally and not jointly, that it has not undertaken and will not undertake any advertisement or solicitation in furtherance of the distribution of the Securities in Canada. Each Underwriter further agrees, severally and not jointly, that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar agreement with respect to the Securities that may be entered into by such Underwriter in connection with the Offering.

4. Delivery and Payment.

(a) Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. In the event the Representatives receive the appropriate authorization and direction from the Company prior to the Closing Date, on the Closing Date the Underwriters through the Representatives are directed to pay the Company the purchase price calculated in accordance with the terms set forth in Schedule I, less the commission specified in Section 4(b) hereof, against delivery of the Securities and the Underwriters acknowledge that the receipt of the commission specified in Section 4(b) hereof from the Company’s entitlement to the gross proceeds represents payment in full of the commission payable by the Company pursuant to this Agreement. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct and agree to with the Company.

(b) As compensation for the services rendered by the Underwriters to the Company in respect of the issuance and sale of the Securities, the Company on the Closing Date will pay to the Representatives for the respective accounts of the several Underwriters a commission of 1.000% of the principal amount of the 6.125% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056 and 1.000% of the principal amount of the 6.375% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056 sold to the Underwriters under this Agreement. In the event the authorization and direction from the Company referred to in Section 4(a) hereof is not received by the Underwriters prior to the Closing Date, payment to the Representatives of the commission specified in this Section 4(b) shall be made on the Closing Date by wire transfer payable in same day funds to an account specified by the Representatives. All payments to be made by the Company to the Representatives as compensation for the services rendered by the Underwriters to the Company in respect of the issuance and sale of the Securities hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever provided that, in the case of an Underwriter that is not resident in Canada for purposes of the Income Tax Act, each such Underwriter deals at arm’s length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)), any such commission or fee is payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

5. Agreements. The Company agrees with the Representatives and the several Underwriters that:

(a) Prior to the termination of the Offering, the Company will not file any amendment or supplement to the Registration Statement or the Basic Prospectus or U.S. Basic Prospectus (including the Canadian Final Prospectus, the U.S. Final Prospectus or any Preliminary Final Prospectus) unless the Company has furnished a copy to the Representatives for their review prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably object unless filing is immediately required by law without right of appeal. Subject to the foregoing sentence, the Company will prepare the Canadian Final Prospectus and the U.S. Final Prospectus setting forth the principal amount of Securities covered thereby, the terms not otherwise specified in the Basic Prospectus and U.S. Basic Prospectus pursuant to which the Securities are being issued, the names of the Underwriters participating in the Offering and the principal amount of Securities which each severally has agreed to purchase, the names of the Underwriters acting as co-managers in connection with the Offering, the prices at which the Securities are to be purchased by the Underwriters from the Company, the initial public offering prices, and the selling concessions and reallowances, if any, in a form approved by the Representatives and shall file (i) such Canadian Final Prospectus with the Reviewing Authority in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the Business Day following the date of the filing thereof with the Reviewing Authority. The Company will promptly file all reports required to be filed by it with the Reviewing Authority pursuant to Alberta Securities Law, and the Commission pursuant to Section 13(a), 13(c) or 15(d)

of the Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172) in connection with the offering or sale of the Securities, and during such same period will advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Basic Prospectus or U.S. Basic Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Reviewing Authority or the Commission, of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening, to the knowledge of the Company, of any proceeding for any such purpose, or of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities; and the Company will use its commercially reasonable best efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use its commercially reasonable best efforts to obtain the withdrawal of such order as soon as possible;

(b) Notwithstanding the provisions of paragraph 4(a) above, if, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Canadian Final Prospectus or the U.S. Final Prospectus, each as then supplemented, or the Disclosure Package, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with Alberta Securities Law, the Act or the Exchange Act, the Company will promptly (i) notify the Representatives of such event, (ii) prepare and file with the Reviewing Authority and the Commission an amendment or supplement which will correct such statement or omission or effect such compliance and (iii) supply any supplemented Canadian Final Prospectus and U.S. Final Prospectus or Disclosure Package to the Representatives in such quantities as they may reasonably request;

(c) As soon as practicable, the Company will make generally available to its security holders an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158;

(d) The Company will furnish to the Representatives and counsel for the Underwriters, without charge, copies of the Registration Statement (including exhibits thereto) and to the Representatives for delivery to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Preliminary Final Prospectus, Issuer Free Writing Prospectus and U.S. Final Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the Offering;

(e) The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate upon consultation with the Company and will maintain such qualifications in effect so long as required for the distribution of the Securities and will pay any fee of the FINRA in connection with its review of the Offering; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject;

(f) The Company agrees that, unless it obtains the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has obtained or will obtain, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectus substantially in the form included in Schedule III hereto and in respect of Roadshows substantially in the form included in Schedule IV hereto, if any. Any such Free Writing Prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping;

(g) The Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities (other than the Securities) with a term in excess of nine months issued or guaranteed by the Company and which are substantially similar to the Securities (which, for the avoidance of doubt, shall not include any debt securities that constitute Senior Indebtedness as defined in the Fourth Supplemental Indenture) or publicly announce an intention to effect any such transaction, in each case, within the U.S. marketplace until the Business Day set forth in Schedule I hereto;

(h) The Company will furnish to the Trustee reports and other information in accordance with the requirements specified in Section 4.3 of the Base Indenture;

(i) The Company will use the net proceeds received by it from the sale of any Securities in the manner specified in the U.S. Final Prospectus, the Disclosure Package and the Canadian Final Prospectus under the caption “Use of Proceeds”;

(j) In connection with the Offering, the Company will take such steps as it deems necessary to ascertain promptly whether (i) each Preliminary Final Prospectus that supplements the Basic Prospectus and the Canadian Final Prospectus prepared in connection with the Offering, in each case, was received for filing by the Reviewing Authority and (ii) each Preliminary Final Prospectus that supplements the U.S. Basic Prospectus and the U.S. Final Prospectus prepared in connection with such offering and transmitted for filing pursuant to General Instruction II.L. of Form F-10, in each case, was received for filing by the Commission, and, in the event that any such prospectuses were not received for filing, it will promptly file any such prospectus not then received for filing;

(k) The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission or the Reviewing Authority, as applicable, of the Registration Statement (including financial statements and exhibits thereto), any Issuer Free Writing Prospectus, each Preliminary Final Prospectus, the Canadian Final Prospectus and U.S. Final Prospectus, and each amendment or supplement to any of them, and the costs and expenses relating to any Roadshow; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each Preliminary Final Prospectus, each Issuer Free Writing Prospectus, the Canadian Final Prospectus and U.S. Final Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the Offering; (v) if applicable, any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification) provided that the Company shall not be responsible for the fees and disbursements of more than one law firm (other than local counsel) for all the Underwriters in connection with the transactions contemplated hereby, including preparation of the Blue Sky memorandum; (vi) any filings required to be made with the FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (vii) the transportation and other expenses in connection with presentations to prospective purchasers of the Securities; (viii) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (ix) any fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (x) any fees charged by securities rating services for rating the Securities; and (xi) all other costs and expenses of the Company and its representatives incident to the performance by the Company of its obligations hereunder; and

(l) The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange

Act, Alberta Securities Law, or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Initial Sale Time and as of the Closing Date (including, for the avoidance of doubt, compliance with covenants and conditions in the indentures of the Company relating to the creation, assumption or incurrence of funded indebtedness), to the accuracy of the statements of the Company made in any certificates pursuant to the provisions of this Section 6, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) (i) Each Preliminary Final Prospectus that supplements the Basic Prospectus and the Canadian Final Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures and (ii) each Preliminary Final Prospectus that supplements the U.S. Basic Prospectus and the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the Commission or the Reviewing Authority;

(b) The Company shall have requested and caused White & Case LLP, U.S. counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect set forth in Annex I hereto;

(c) Blake, Cassels & Graydon LLP, Canadian counsel for the Company, shall have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, with respect to the laws of the Province of Alberta and the federal laws of Canada applicable therein, to the effect set forth in Annex II;

(d) The Representatives shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture (if applicable), the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably require and request for the purpose of enabling them to pass upon such matters;

(e) The Representatives shall have received from United States in-house counsel to the Company, an opinion, dated the Closing Date, to the effect set forth in Annex III;

(f) The Company shall have furnished to the Representatives a certificate of the Company, signed by the Vice-President, Law and Corporate Secretary and the Vice-President, Finance and Treasurer of the Company, dated the Closing Date, to the effect that:

(i) the signers of such certificate have carefully examined the Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, any supplements to the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus and this Agreement;

(ii) the representations and warranties of the Company in this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(iii) no stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Securities has been issued and no proceedings for that purpose have been, to the Company’s knowledge, instituted or threatened by the Reviewing Authority or the Commission;

(iv) since the date of the most recent financial statements included or incorporated by reference in the Canadian Final Prospectus, as amended or supplemented prior to the Initial Sale Time, and the Disclosure Package, there has been no material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus, as amended or supplemented prior to the Initial Sale Time, and the Disclosure Package; and

(v) the Company is in compliance with the covenants and conditions in the indentures of the Company relating to the creation, assumption or incurrence of funded indebtedness;

(g) At the Initial Sale Time and the Closing Date, the Representatives shall have received from KPMG LLP a letter or letters dated such date or dates, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter or letters for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the U.S. Final Prospectus, the Disclosure Package, any Issuer Free Writing Prospectus and the Canadian Final Prospectus;

(h) Subsequent to the Initial Sale Time or, if earlier, the dates as of which information is given in the Registration Statement as amended or supplemented prior to the Initial Sale Time, the Canadian Final Prospectus as amended or supplemented prior to the Initial Sale Time, the Disclosure Package or any Issuer Free Writing Prospectus, there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (h) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus, as amended or supplemented prior to the Initial Sale Time, and the Disclosure Package the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and any Issuer Free Writing Prospectus;

(i) Subsequent to the Initial Sale Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change;

(j) If the Registration Statement or an offering of Securities has been filed with the FINRA for review, the FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements; and

(k) Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of the Company, Attention: Corporate Secretary, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1 on the Closing Date or such other place as the Company and the Representatives shall so agree.

7. Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person, if any, who controls any Underwriter within the meaning of the Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed, the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus or any Roadshow, or in all cases any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, its officers, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the statements set forth in the second to last paragraph (in the case of the U.S. Final Prospectus) and the third to last paragraph (in the case of the Canadian Final Prospectus) of the cover page regarding the prices at which the Underwriters intend to offer the Securities and stabilization and, under the heading “Underwriting”, (i) the names listed in the table included in the first paragraph of the text, (ii) the ninth paragraph of text concerning concessions, (iii) the seventh paragraph of text concerning confirmation of sales to any account over which the Underwriters exercise discretionary authority, (iv) the third sentence in the tenth paragraph of text concerning market making by the Underwriters, and (v) the eleventh paragraph of text concerning short sales, stabilizing transactions and penalty bids, in any Preliminary Final Prospectus, Canadian Final Prospectus and U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Final Prospectus, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus or any Roadshow.

(c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d) In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively, “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among Underwriters relating to the Offering) be responsible for any amount in excess of the total price at which the Securities underwritten and distributed to the public by such Underwriter was offered to the public. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the Offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting commissions, in each case as set forth on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the

Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of the Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of the Act, each officer of the Company and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, then the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all of the unsold Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then the non-defaulting Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the non-defaulting Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the non-defaulting Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such non-defaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any non-defaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding seven Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any non-defaulting Underwriter for damages occasioned by its default hereunder.

10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such time, (i) trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange or the Nasdaq Global Market shall have been suspended or limited or minimum prices shall have been established on any of such Exchanges, (ii) a banking moratorium shall have been declared either by authorities in the United States, Canada or New York state, (iii) there shall have occurred a change or development involving a prospective change in Canadian taxation affecting the Securities or the transfer thereof or the imposition of exchange controls by the United States or Canada, or (iv) there shall have occurred any outbreak or escalation of hostilities, except as existing with similar severity on the date hereof, involving Canada or the United States, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis, except as existing with similar severity on the date hereof, the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering, sale or delivery of the Securities as contemplated by the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.

11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 6, 7 and 13 hereof shall survive the termination or cancellation of this Agreement.

12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, Fax: (646) 291-1469, Attention: General Counsel, to Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019, Attn: Syndicate Registration, Fax: 646-834-8133, and to Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, NY 10020, Attn: Debt Capital Markets, Email: BA_DCM_Notices@mizuhogroup.com; or, if sent to the Company, will be mailed, delivered or telefaxed to TransCanada PipeLines Limited, Attention: Corporate Secretary and confirmed to it at 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1.

13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14. Submission to Jurisdiction; Agent for Service; Waiver of Immunities. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any court of the State of New York or the courts of the United States of America located in the City of New York and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed TransCanada PipeLine USA Ltd. as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated thereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The

Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

The provisions of this Section 14 shall survive any termination of this Agreement, in whole or in part.

15. Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due (as converted into U.S. dollars at the rate of exchange announced by the Bank of Canada on the day on which the final judgment is entered) to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

16. No Advisory or Fiduciary Responsibility. The Company acknowledges and agrees that (i) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

17. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

18. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

19. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

20. Headings. The Section headings used herein are for convenience only and shall not affect the construction hereof.

21. Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Representatives are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Representatives to properly identify their respective clients.

22. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 22:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

23. Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Alberta Securities Law” shall mean the securities laws, rules, regulations and published policy statements applicable in the Province of Alberta, as modified by the Decision.

“Basic Prospectus” shall mean the Canadian final short form shelf prospectus dated December 5, 2024 as most recently amended, if applicable, filed with the Reviewing Authority for which a receipt has been obtained for such short form shelf prospectus, in accordance with Alberta Securities Law and the Shelf Procedures.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are authorized or obligated by law or regulation to close in New York City, Toronto or Calgary.

“Canadian Disclosure Package” shall mean (i) the Basic Prospectus, together with each Preliminary Final Prospectus that supplements the Basic Prospectus, as amended and supplemented to the Initial Sale Time, (ii) the Issuer Free Writing Prospectus, if any, in the form identified in Schedule III hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Canadian Disclosure Package.

“Canadian Documents” shall mean any documents incorporated by reference in the Canadian Final Prospectus when they were filed with the Reviewing Authority.

“Canadian Securities Laws” shall mean applicable securities laws in the provinces and territories of Canada (including the regulations, rules, policy statements, orders, instruments and notices under such laws).

“Commission” shall mean the Securities and Exchange Commission.

“Decision” shall mean the order of the Alberta Securities Commission (as principal regulator) and the Ontario Securities Commission dated January 3, 2019 (2019 ABASC 1).

“Disclosure Package” shall mean (i) the U.S. Basic Prospectus, together with each Preliminary Final Prospectus that supplements the U.S. Basic Prospectus, as amended and supplemented to the Initial Sale Time, (ii) the Issuer Free Writing Prospectus, if any, in the form identified in Schedule III hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that any part of the Registration Statement, any post-effective amendment or amendments thereto became or becomes effective.

“Environmental Laws” shall mean any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Governmental Authority” shall mean any court or governmental agency or body or any arbitrator of any kind having jurisdiction over the Company or any of its subsidiaries or any of their properties.

“Governmental Authorization” shall mean any consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with any statute, order, rule or regulation of any Governmental Authority.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Preliminary Final Prospectus” shall mean any preliminary prospectus supplement to the U.S. Basic Prospectus or the Basic Prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to filing of the U.S. Final Prospectus or the Canadian Final Prospectus, together with the U.S. Basic Prospectus or the Basic Prospectus, as applicable.

“Reviewing Authority” shall mean the Alberta Securities Commission.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405” and “Rule 433” refer to such rules under the Act.

“Shelf Procedures” shall mean the rules and procedures established under National Instrument 44-101 – Short Form Prospectus Distributions and Companion Policy 44-101CP and National Instrument 44-102 – Shelf Distributions and Companion Policy 44-102CP for the distribution of securities on a continuous or delayed basis, in each case, as modified by the Decision and the Alberta Securities Commission Blanket Order 44-501 – Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers and equivalent blanket orders issued by other securities regulatory authorities of each of the other provinces of Canada, as in effect at the time of filing the Basic Prospectus.

“Significant Subsidiary” shall mean the “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X under the Act) of the Company all of which are listed in Annex A hereto.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

TRANSCANADA PIPELINES LIMITED

By:	/s/ David Marchand
Name:	David Marchand
Title: Vice-President, Finance and Treasurer

By:	/s/ Jane Brindle
Name:	Jane Brindle
Title:	Vice-President, Law and Corporate Secretary

[Underwriting Agreement Signature Page]

And, solely for purposes of Sections 2(a), 2(b) and 2(c) hereof, by:

TC ENERGY CORPORATION

By:	/s/ David Marchand
Name: David Marchand
Title: Vice-President, Finance and Treasurer

By:	/s/ Jane Brindle
Name: Jane Brindle
Title: Vice-President, Law and Corporate Secretary

[Underwriting Agreement Signature Page]

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam D. Bordner
Name:	Adam D. Bordner
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ John Lembeck
Name:	John Lembeck
Title:	Managing Director

MIZUHO SECURITIES USA LLC

By:	/s/ Stephen E. Leamer
Name:	Stephen E. Leamer
Title:	Managing Director

For themselves and the other several Underwriters named in Schedule II to the foregoing Agreement.

[Underwriting Agreement Signature Page]

SCHEDULE I

Underwriting Agreement dated April 14, 2026

Registration Statement No. 333-283633

Representatives:	Citigroup Global Markets Inc.

Barclays Capital Inc.

Mizuho Securities USA LLC

Title, Purchase Price and Underwriting Commission:

(A) The 6.125% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

Title:	6.125% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056
Principal amount:	US$500,000,000
Purchase price (include accrued interest or amortization, if any): 100%
Underwriting commission:	1.000%

(B) The 6.375% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

Title:	6.375% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056
Principal amount:	US$500,000,000
Purchase price (include accrued interest or amortization, if any): 100%
Underwriting commission:	1.000%

Closing Date, Time and Location:

April 17, 2026 at 8:00 a.m. (Calgary Time) at

TransCanada PipeLines Limited

TransCanada Tower

450 1st Street S.W.

Calgary, Alberta T2P 5H1

Type of Offering: Non-delayed

I-1

Date referred to in Section 5(g) after which the Company may offer or sell debt securities issued or guaranteed by the Company without the consent of the Representative(s) shall be: 30 days from the date of this Agreement

Modification of items to be covered by the letters from KPMG LLP delivered pursuant to Section 6(h) at the Initial Sale Time: None

I-2

SCHEDULE II

6.125% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

Underwriters	Principal Amount of Securities to be Purchased
Citigroup Global Markets Inc.	US$85,000,000
Barclays Capital Inc.	US$68,750,000
Mizuho Securities USA LLC	US$68,750,000
BofA Securities, Inc.	US$33,750,000
Deutsche Bank Securities Inc.	US$33,750,000
J.P. Morgan Securities LLC	US$33,750,000
MUFG Securities Americas Inc.	US$33,750,000
SMBC Nikko Securities America, Inc.	US$33,750,000
Truist Securities, Inc.	US$33,750,000
Wells Fargo Securities, LLC	US$33,750,000
BBVA Securities Inc.	US$13,750,000
Morgan Stanley & Co. LLC	US$13,750,000
PNC Capital Markets LLC	US$13,750,000

Total	US$500,000,000

6.375% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

Underwriters	Principal Amount of Securities to be Purchased
Citigroup Global Markets Inc.	US$85,000,000
Barclays Capital Inc.	US$68,750,000
Mizuho Securities USA LLC	US$68,750,000
BofA Securities, Inc.	US$33,750,000
Deutsche Bank Securities Inc.	US$33,750,000
J.P. Morgan Securities LLC	US$33,750,000
MUFG Securities Americas Inc.	US$33,750,000
SMBC Nikko Securities America, Inc.	US$33,750,000
Truist Securities, Inc.	US$33,750,000
Wells Fargo Securities, LLC	US$33,750,000
BBVA Securities Inc.	US$13,750,000
Morgan Stanley & Co. LLC	US$13,750,000
PNC Capital Markets LLC	US$13,750,000

Total	US$500,000,000

II-1

SCHEDULE III

Form of Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-283633

April 14, 2026

U.S.$500,000,000

TransCanada PipeLines Limited

6.125% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

(the “Series 2026-A Notes”)

Issuer:	TransCanada PipeLines Limited

Size:	U.S.$500,000,000

Maturity Date:	October 17, 2056

Interest Payment Dates:	Interest on the Series 2026-A Notes will be payable semi-annually in arrears on April 17 and October 17 of each year (each such date, an “Interest Payment Date”), commencing on October 17, 2026 (subject to deferral as described under “Optional Interest Deferral”).

Interest Rate:	The Series 2026-A Notes will bear interest (i) from, and including, April 17, 2026 to, but not including, October 17, 2031, at a rate of 6.125% per annum and (ii) from, and including, October 17, 2031, during each Subsequent Fixed Rate Period (as defined in the preliminary prospectus supplement), at a rate per annum equal to the Five-Year Treasury Rate (as defined in the preliminary prospectus supplement) as of the most recent Interest Reset Determination Date (as defined in the preliminary prospectus supplement) plus 2.250%, to be reset on each Interest Reset Date (as defined in the preliminary prospectus supplement); provided, that the interest rate during any Subsequent Fixed Rate Period will not be less than 6.125% (being the initial interest rate on the Series 2026-A Notes) per annum.

Optional Interest Deferral:	Maximum of 10 consecutive years per deferral.

III-1

Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Price to Public:	100.000%

Optional Redemption:	The Issuer may, at its option, redeem the Series 2026-A Notes in whole at any time or in part from time to time (i) on any day in the period commencing on (and including) July 17, 2031 (being the date falling three months prior to the Series 2026-A Initial Interest Reset Date (as defined in the preliminary prospectus supplement)) and ending on (and including) October 17, 2031; and (ii) after October 17, 2031 on any Interest Payment Date or Interest Reset Date, in each case, at a redemption price per U.S.$1,000 principal amount of the Series 2026-A Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption for Tax Event or Rating Event:	At any time upon or following the occurrence of, a Rating Event or a Tax Event (each as defined in the preliminary prospectus supplement), the Issuer may redeem all (but not less than all) of the Series 2026-A Notes at a redemption price per U.S.$1,000 principal amount of the Series 2026-A Notes equal to 100% of the principal amount thereof (in the case of a Tax Event) and 102% of the principal amount thereof (in the case of a Rating Event), in each case, together with accrued and unpaid interest to but excluding the date fixed for redemption.

III-2

Ranking:	The Series 2026-A Notes will be the Issuer’s unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of the Issuer’s existing and future Senior Indebtedness (as defined in the preliminary prospectus supplement). The Series 2026-A Notes will rank equal in right of payment with the Issuer’s series of junior subordinated notes due 2056 issued concurrently herewith, the Issuer’s 5.125% Junior Subordinated Notes due 2056, the Issuer’s 5.20% Junior Subordinated Notes due 2056, the Issuer’s Junior Subordinated Notes due 2065, the Issuer’s Junior Subordinated Notes due 2067 and the Issuer’s Junior Subordinated Notes due 2085 and any of the Issuer’s future unsecured indebtedness if the terms of such indebtedness provide that it ranks equal with the Series 2026-A Notes in right of payment. In addition, the Series 2026-A Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of the Issuer’s subsidiaries, which are distinct legal entities having no obligation to pay any amounts in respect of the Series 2026-A Notes or to make funds available for such purpose. The Series 2026-A Notes will be effectively subordinated in right of payment to any secured obligations the Issuer may incur as the holders of any such secured obligations would have claims with respect to the assets constituting collateral for such obligations that are prior to claims under the Series 2026-A Notes. The Series 2026-A Notes will rank senior to the Issuer’s common shares as to the distribution of the Issuer’s assets in the event of the Issuer’s bankruptcy or insolvency.

Trade Date:	April 14, 2026

Expected Settlement Date:

April 17, 2026 (T+3)

It is expected that delivery of the Series 2026-A Notes will be made against payment therefor on or about April 17, 2026, which is three business days following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Series 2026-A Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Series 2026-A Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Series 2026-A Notes who wish to trade their Series 2026-A Notes on any date prior to one business day before delivery should consult their own advisor.

CUSIP:	89352H BK4

ISIN:	US89352HBK41

III-3

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. Mizuho Securities USA LLC

Co-Managers:

BofA Securities, Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

BBVA Securities Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Barclays Capital Inc. toll free at 1-888-603-5847 or Mizuho Securities USA LLC toll free at 1-866-271-7403.

III-4

U.S.$500,000,000

TransCanada PipeLines Limited

6.375% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056

(the “Series 2026-B Notes”)

Issuer:	TransCanada PipeLines Limited

Size:	U.S.$500,000,000

Maturity Date:	October 17, 2056

Interest Payment Dates:	Interest on the Series 2026-B Notes will be payable semi-annually in arrears on April 17 and October 17 of each year (each such date, an “Interest Payment Date”), commencing on October 17, 2026 (subject to deferral as described under “Optional Interest Deferral”).

Interest Rate:	The Series 2026-B Notes will bear interest (i) from, and including, April 17, 2026 to, but not including, October 17, 2036, at a rate of 6.375% per annum and (ii) from, and including, October 17, 2036, during each Subsequent Fixed Rate Period (as defined in the preliminary prospectus supplement), at a rate per annum equal to the Five-Year Treasury Rate (as defined in the preliminary prospectus supplement) as of the most recent Interest Reset Determination Date (as defined in the preliminary prospectus supplement) plus 2.117%, to be reset on each Interest Reset Date (as defined in the preliminary prospectus supplement); provided, that the interest rate during any Subsequent Fixed Rate Period will not be less than 6.375% (being the initial interest rate on the Series 2026-B Notes) per annum.

Optional Interest Deferral:	Maximum of 10 consecutive years per deferral.

Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Price to Public:	100.000%

III-5

Optional Redemption:	The Issuer may, at its option, redeem the Series 2026-B Notes in whole at any time or in part from time to time (i) on any day in the period commencing on (and including) July 17, 2036 (being the date falling three months prior to the Series 2026-B Initial Interest Reset Date (as defined in the preliminary prospectus supplement)) and ending on (and including) October 17, 2036; and (ii) after October 17, 2036 on any Interest Payment Date or Interest Reset Date, in each case, at a redemption price per U.S.$1,000 principal amount of the Series 2026-B Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption for Tax Event or Rating Event:	At any time upon or following the occurrence of, a Rating Event or a Tax Event (each as defined in the preliminary prospectus supplement), the Issuer may redeem all (but not less than all) of the Series 2026-B Notes at a redemption price per U.S.$1,000 principal amount of the Series 2026-B Notes equal to 100% of the principal amount thereof (in the case of a Tax Event) and 102% of the principal amount thereof (in the case of a Rating Event), in each case, together with accrued and unpaid interest to but excluding the date fixed for redemption.

Ranking:	The Series 2026-B Notes will be the Issuer’s unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of the Issuer’s existing and future Senior Indebtedness (as defined in the preliminary prospectus supplement). The Series 2026-B Notes will rank equal in right of payment with the Issuer’s series of junior subordinated notes due 2056 issued concurrently herewith, the Issuer’s 5.125% Junior Subordinated Notes due 2056, the Issuer’s 5.20% Junior Subordinated Notes due 2056, the Issuer’s Junior Subordinated Notes due 2065, the Issuer’s Junior Subordinated Notes due 2067 and the Issuer’s Junior Subordinated Notes due 2085 and any of the Issuer’s future unsecured indebtedness if the terms of such indebtedness provide that it ranks equal with the Series 2026-B Notes in right of payment. In addition, the Series 2026-B Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of the Issuer’s subsidiaries, which

III-6

are distinct legal entities having no obligation to pay any amounts in respect of the Series 2026-B Notes or to make funds available for such purpose. The Series 2026-B Notes will be effectively subordinated in right of payment to any secured obligations the Issuer may incur as the holders of any such secured obligations would have claims with respect to the assets constituting collateral for such obligations that are prior to claims under the Series 2026-B Notes. The Series 2026-B Notes will rank senior to the Issuer’s common shares as to the distribution of the Issuer’s assets in the event of the Issuer’s bankruptcy or insolvency.

Trade Date:	April 14, 2026

Expected Settlement Date:

April 17, 2026 (T+3)

It is expected that delivery of the Series 2026-B Notes will be made against payment therefor on or about April 17, 2026, which is three business days following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Series 2026-B Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Series 2026-B Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Series 2026-B Notes who wish to trade their Series 2026-B Notes on any date prior to one business day before delivery should consult their own advisor.

CUSIP:	89352H BL2

ISIN:	US89352HBL24

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. Mizuho Securities USA LLC

Co-Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

III-7

Truist Securities, Inc. Wells Fargo Securities, LLC BBVA Securities Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Barclays Capital Inc. toll free at 1-888-603-5847 or Mizuho Securities USA LLC toll free at 1-866-271-7403.

III-8

SCHEDULE IV

Electronic Roadshows

None.

IV-1

ANNEX A

Significant Subsidiaries

Subsidiary	Organized Under the Laws of	Percentage Ownership Directly or Indirectly by TransCanada of Voting Share or Partnership Interest
NGTL Limited Partnership	Alberta	100
ANR Pipeline Company	Delaware	100
TransCanada Energy Investments Limited	Canada	100
Columbia Gas Transmission, LLC	Delaware	60

A-1

ANNEX I

Opinion of White & Case LLP

United States Counsel to the Company

[Redacted]

I-1

ANNEX II

Opinion of Blake, Cassels & Graydon LLP

Canadian Counsel to the Company

[Redacted]

III-1

ANNEX III

Opinion of In-House Counsel to the Company

[Redacted]

III-2